

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2018

Timothy Orr
President
My Cloudz, Inc.
4010 East Tanager Lane, #A
Mead, Washington 99021

> **Re: My Cloudz, Inc.**
> **Current Report on Form 8-K**
> **Filed October 10, 2017**
> **File No. 000-55852**

Dear Mr. Orr:

We issued comments on the above captioned filing on November 6, 2017. On November 28, 2017, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas E. Puzzo